Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-216082
May 1, 2017

PepsiCo, Inc.
2.150% Senior Notes due 2024

Term Sheet

Issuer:	PepsiCo, Inc.

Ratings (Moody’s / S&P):	A1 / A+ (Stable Outlook / Stable Outlook)

Issue:	Private placement of Senior Notes (the “Notes”)

Ranking:	The Notes will be senior unsecured obligations of the issuer and will rank equally and pari passu with all other unsecured and unsubordinated debt of the issuer.

Pricing Date:	May 1, 2017

Settlement Date (T+3):	May 4, 2017

Title of Securities:	2.150% Senior Notes due 2024

Aggregate Principal Amount Offered:	C$750,000,000

Maturity Date:	May 6, 2024

Coupon Payment Dates:

Payable semi-annually in arrears in equal installments on the 6th day of every May and November commencing on November 6, 2017. The first interest payment will be a long first coupon payable on November 6, 2017 and will be in the amount of C$8,150,856.16, such payment being the equivalent of C$1.0867808219 per $100 of principal amount outstanding. If not a business day in New York or Toronto then payment of a coupon or upon maturity will be made on the next business day with no adjustment (Following Business Day Convention).

Benchmark Bond:	CAN 2.50% due June 1, 2024

Benchmark Price / Yield:	C$108.10 / 1.298%

Re-Offer Spread:	+ 87.0 bps versus the Government of Canada curve (“GoC”). + 86.2 bps versus the CAN 2.50% due June 1, 2024, which includes a curve adjustment of -0.8 bps.

Canada Curve Definition:	CAN 1.50% due June 1, 2023 and CAN 2.50% due June 1, 2024

Issue Yield:	2.160%

Coupon:	2.150%

Issue Price:	C$99.935

Optional Redemption:	In whole or in part, prior to March 6, 2024, the date that is two months prior to maturity (the “Par Call Date”) at GoC + 21.5 bps; on or after the Par Call Date at par.

Governing Law:	New York.

Listing:	None.

Settlement:	CDS Clearing and Depository Services Inc. (“CDS”).

Use of Proceeds:	PepsiCo intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.

Day Count:

Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any interest payment date (also known as the Actual/Actual Canadian Compound Method).

CUSIP / ISIN:	713448DQ8 / CA713448DQ80

Minimum Denomination:	C$1,000 and integral multiples of C$1,000.

Form & Denomination:	Book entry through participants in CDS (global certificate).

Form of Distribution:

The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Offering Jurisdictions”) under a Canadian offering memorandum dated May 1, 2017 (the “Canadian Offering Memorandum”), which will include the U.S. prospectus dated February 15, 2017, as supplemented by a U.S. prospectus supplement dated May 1, 2017 that form part of the registration statement filed with the United States Securities and Exchange Commission. The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Offering Jurisdictions and, in particular, the Notes will only be sold in:

a)             the province of Alberta, pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”)) and therefore only to purchasers that are “accredited investors” (as such term is defined in NI 45-106) who purchase the Notes as principal (or are deemed to be purchasing as principal) that are not individuals unless those individuals are also “permitted clients” (as such term is defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations); and

b)             the Offering Jurisdictions other than the province of Alberta, pursuant to the C$150,000 minimum amount investment exemption, and therefore only to purchasers that are not individuals and that are purchasing as principal, Notes with an acquisition cost to each purchaser of not less than C$150,000 paid in cash at the time of closing, unless such a purchaser is a person acting on behalf of a fully managed account described in paragraph (p) or (q) of the definition of “accredited investor” in section 1.1 of NI 45-106 in which case the Notes may only be sold on a private placement basis to such purchaser pursuant to the “accredited investor exemption”.

Resale Restrictions:

Resale of the Notes will be subject to restrictions under applicable Canadian securities laws. Unless permitted under applicable Canadian securities laws, holders of the Notes must not trade the Notes before the date that is four months and a day after the later of (i) May 4, 2017 and (ii) the date the issuer becomes a reporting issuer in Canada. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. The Notes are a new issue of securities for which no established trading market exists. If an active trading market does not develop for the Notes, investors may not be able to resell them. The issuer currently has no intention of listing the Notes on any exchange or becoming a reporting issuer in Canada in the foreseeable future.

Joint Book-Running Managers:	HSBC RBC Capital Markets TD Securities

The foregoing description is a summary of certain material provisions of the Notes. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Canadian Offering Memorandum. Prospective purchasers should review the Canadian Offering Memorandum for a detailed description of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained in the Canadian Offering Memorandum, and the issuer and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and S&P. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or, if you are in Canada, the Canadian Offering Memorandum which incorporates the prospectus, if you request it by calling HSBC at 416-868-8242, RBC Capital Markets at 416-842-6311 or TD Securities toll-free at 1-800-263-5292.

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